SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

Refco Public Commodity Pool, L.P.
(Name of Issuer)

    Units of limited partnership interest
(Title of Class of Securities)

None
(CUSIP Number)

September 3, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)1
☒  Rule 13d-1(c)2
☐  Rule 13d-1(d)

___________________________
1 Filed pursuant to Rule 13d-1(b) by Contrarian Capital Management, L.L.C.
2 Filed pursuant to Rule 13d-1(c) by Contrarian Funds, L.L.C. and RCP TenderCo LLC

SCHEDULE 13G

CUSIP No. None

1)	NAME OF REPORTING PERSON RCP TenderCo LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 7,277.0511 Units[3]
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 7,277.0511 Units[3]
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277.0511 Units[3]
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.29%[4]
12)	TYPE OF REPORTING PERSON OO

___________________________
3 The Units consist of 5,746.6406 Class 1 units, 958.7700 Class 1-O units and 571.6405 Class 2 units.
4 Consists of 13.41% of the Class 1 units, 15.93% of the Class 1-O units and 5.53% of the Class 2 units.

CUSIP No. None

1)	NAME OF REPORTING PERSON Contrarian Funds, L.L.C.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 7,277.0511 Units[5]
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 7,277.0511 Units[5]
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277.0511 Units[5]
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.29%[6]
12)	TYPE OF REPORTING PERSON OO

___________________________
5 The Units consist of 5,746.6406 Class 1 units, 958.7700 Class 1-O units and 571.6405 Class 2 units.
6 Consists of 13.41% of the Class 1 units, 15.93% of the Class 1-O units and 5.53% of the Class 2 units.

CUSIP No. None

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Contrarian Capital Management, L.L.C.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 7,277.0511 Units [7]
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 7,277.0511 Units[7]
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277.0511 Units[7]
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.29%[8]
12)	TYPE OF REPORTING PERSON IA

7 The Units consist of 5,746.6406 Class 1 units, 958.7700 Class 1-O units and 571.6405 Class 2 units.
8 Consists of 13.41% of the Class 1 units, 15.93% of the Class 1-O units and 5.53% of the Class 2 units.

Item 1(a).	Name of Issuer:

Refco Public Commodity Pool, L.P. (the “Partnership”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Partnership is in liquidation in the Court of Chancery of the State of Delaware. According to materials filed with the Delaware Chancery Court, the Liquidating Trustee of the Partnership is MAA, LLC, whose address is c/o Richards, Layton & Finger, P.A., One Rodney Square, 920 North King Street, Wilmington, DE 19801, Attn: Russell C. Silberglied.

Item2(a).	Name of Person Filing:

RCP TenderCo LLC Contrarian Funds, L.L.C. Contrarian Capital Management, L.L.C.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

RCP TenderCo LLC c/o Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830

Contrarian Funds, L.L.C. c/o Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830

Contrarian Capital Management, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830

Item 2(c).	Citizenship

RCP TenderCo LLC – Delaware Contrarian Funds, L.L.C. – Delaware Contrarian Capital Management, L.L.C. – Delaware

Item 2(d).	Title of Class of Securities:

Class 1 units, Class 1-O units and Class 2 units of limited partnership interest

Item 2(e).	CUSIP Number:

None.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☒	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)[9]

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(a)           Amount beneficially owned10,11:

RCP TenderCo LLC: 7,277.0511 Units

Contrarian Funds, L.L.C.: 7,277.0511 Units

Contrarian Capital Management, L.L.C.: 7,277.0511 Units

(b)          Percent of class12:

RCP TenderCo LLC: 12.29%

Contrarian Funds, L.L.C.: 12.29%

Contrarian Capital Management, L.L.C.:  12.29%

___________________________
9 Only with respect to Contrarian Capital Management, L.L.C.
10 RCP TenderCo LLC has voting and dispositive power over all such units.  Contrarian Funds, L.L.C., as the sole member and manager of RCP TenderCo LLC, may direct the voting and disposition of all such units held by RCP TenderCo LLC.  As the manager of Contrarian Funds, L.L.C., Contrarian Capital Management, L.L.C. may direct the voting and disposition of all such units held by Contrarian Funds, L.L.C. indirectly through RCP TenderCo LLC.
11 The Units consist of 5,746.6406 Class 1 units, 958.7700 Class 1-O units and 571.6405 Class 2 units.
12 Based on 42,862.3733 Class 1 units, 6,019.0043 Class 1-O and 10,341.1202 Class 2 units outstanding.  The Class 1 units constitute 13.41% of the Class 1 units outstanding, the Class 1-O units constitute 15.93% of the Class 1-O units outstanding, and the Class 2 units constitute 5.53% of the Class 2 units outstanding.

(c)	Number of units as to which each reporting person has:

(i)	Sole power to vote or to direct the vote: 7,277.0511 Units[13]

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 7,277.0511 Units[14]

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below, each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

___________________________
13 See fn. 11.
14 See fn. 11.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 13, 2010

RCP TENDERCO LLC

CONTRARIAN FUNDS, L.L.C.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
Name: Jon R. Bauer
Title: Managing Member of Contrarian Capital Management, L.L.C. (the manager of Contrarian Funds, L.L.C., the sole member and manager of RCP TenderCo LLC)